Exhibit 99.1

PENGROWTH ENERGY CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

OF PENGROWTH ENERGY CORPORATION

MAY 5, 2011

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting	Outcome of Vote

1.      The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.

PASSED

2. The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuring year or until their successors are elected or appointed:

Derek W. Evans	97.23% FOR / 2.77% WITHHELD
John B. Zaozirny	84.61% FOR / 15.39% WITHHELD
Thomas A. Cumming	97.47% FOR / 2.53% WITHHELD
Wayne K. Foo	97.82% FOR / 2.18% WITHHELD
James D. McFarland	95.23% FOR / 4.77% WITHHELD
Michael S. Parrett	97.19% FOR / 2.81% WITHHELD
A. Terence Poole	97.74% FOR / 2.26% WITHHELD
D. Michael G. Stewart	97.65% FOR / 2.35% WITHHELD